Filed by CBOE Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.
Subject Company’s Commission File No.: 333-140574

CBOE News Release

Chicago Board Options Exchange
400 S. LaSalle Street
Chicago, IL  60605

CBOE FILES S-4 REGISTRATION STATEMENT WITH SEC

CHICAGO, February 12, 2007 - The Chicago Board Options Exchange announced that its subsidiary, CBOE Holdings, Inc., has filed an S-4 Registration Statement with the Securities and Exchange Commission (SEC) that sets forth the terms of its proposed demutualization transaction. CBOE’s proposed demutualization is subject to regulatory approval by the SEC and a vote of the CBOE membership.

“I am pleased to announce that CBOE has filed its S-4 Registration Statement with the SEC, a landmark moment in our exchange’s history, as we complete the first major step in the conversion into a new demutualized, stockholder owned company,” said CBOE Chairman and CEO William J. Brodsky.  “Operating as a demutualized company will sharpen CBOE’s for-profit focus and enhance our ability to create value for owners and customers in every aspect of our business.”

CBOE is currently a mutually-owned membership organization. In its proposed demutualization, CBOE will become a wholly-owned subsidiary of a new holding company, CBOE Holdings, Inc.  CBOE memberships existing at the time of the demutualization will be converted into shares of CBOE Holdings stock.

The filing is available on the CBOE website at:  www.cboe.com/Demutualization.

CBOE, which is the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC).  For additional information about the CBOE and its products, visit the CBOE website at www.cboe.com.

Contacts:
Lynne Howard-Reed	Gary Compton
(312) 786-7123	(312) 786-7612
howardl@cboe.com	comptong@cboe.com

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CBOE® and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE will be available in the prospectus/proxy statement when it becomes available.